Exhibit 99.3

(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 64th Ordinary General Meeting of Shareholders of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

                                    (Stock Code Number: 6857, TSE first section)
                                                                   June 27, 2006

To Our Shareholders

                                            Toshio Maruyama
                                            Representative Board Director
                                            President and CEO
                                            ADVANTEST CORPORATION
                                            32-1, Asahi-cho 1-chome,
                                            Nerima-ku, Tokyo


                     NOTICE REGARDING RESOLUTIONS ADOPTED AT
                    ----------------------------------------
                THE 64th ORDINARY GENERAL MEETING OF SHAREHOLDERS
                -------------------------------------------------

Dear Sirs and Madams:

     Notice is hereby given that the following matters were presented and resolved at the 64th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the "Company") that took place today.



Matters reported:

   Item No.1:          Matters concerning the business report, consolidated
                       balance sheets, consolidated statements of income, balance sheets, and statements of income for the 64th
                       Fiscal Year (from April 1, 2005 to March 31, 2006);

A presentation on the above documents was given to the shareholders.

   Item No.2:          Matters concerning the results of the audit of the
                       Company's consolidated statements by an independent auditor and the Board of Corporate Auditors

A presentation on the audit results was given to the shareholders.



Matters resolved:

   Agenda Item No.1:   Approval of the proposed appropriation of retained
                       earnings for the 64th fiscal year

The shareholders resolved to approve, as originally proposed, to distribute a dividend of (Y)45 per share.

   Agenda Item No. 2:  Partial amendment of the Articles of Incorporation

   The shareholders resolved to approve the agenda as originally proposed. Details of the amendment are set forth in the pages to follow.

   Agenda Item No. 3:  Election of two directors

   The shareholders resolved to approve, as originally proposed, the election of Naoyuki Akikusa and Yasushige Hagio, each of whom have since assumed office.
   Naoyuki Akikusa and Yasushige Hagio are outside directors within the meaning of Item 15 of Article 2 of the Company Law.

   Agenda Item No. 4:  Election of one corporate auditor

   The shareholders resolved to approve, as originally proposed, the election of Megumi Yamamuro, who has since assumed office.
   Megumi Yamamuro is an outside corporate auditor within the meaning of
   Item 16 of Article 2 of the Company Law.

   Agenda Item No. 5:  Determination of the amount of remuneration for granting stock options to directors and corporate auditors

   The shareholders resolved to approve, as originally proposed, that the amount of remuneration for granting the stock acquisition rights as stock options to directors shall be no more than 700,000,000 yen per fiscal year and to corporate auditors, no more than 50,000,000 yen per fiscal year. The Company may issue the stock acquisition rights to directors and corporate auditors up to such remuneration amount. Stock options will be granted by
   (i) allocating the stock acquisition rights with a fair value as the subscription price, (ii) providing cash compensation that is equal to the total amount of such subscription price, (iii) setting off such compensation obligation against the subscription price of the stock acquisition rights.

   Agenda Item No. 6:  Issuance of stock acquisition rights as stock options

   The shareholders resolved to approve, as originally proposed, the issuance of up to 7,000 stock acquisition rights (exercisable for 700,000 shares of the common stock of the Company) for no consideration pursuant to Articles 236, 238 and 239 of the Company Law, which are to be granted to executive officers and employees of the Company and directors, corporate auditors and employees of its domestic and overseas subsidiaries as well as to overseas subsidiaries of the Company.

   Agenda Item No. 7:  Payment of money to directors and corporate auditors still in office following the abolishment of retirement allowance payment system

   The shareholders resolved to approve, as originally proposed, that the Company shall pay to directors and corporate auditors who are still in office retirement allowances corresponding to the periods from their assumption of office of directors and corporate auditors, respectively, until the close of this general meeting of shareholders, in accordance with the standard set by the Company.

[For your reference]

Details of the amendments to the Articles of Incorporation are as follows:

                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
Article 4.  (Method of Public Notice)                      Article 4.  (Method of Public Notice)
       The Company makes public notice by electronic              The method of the Company's public notice
       ---------------------------------------------              -----------------------------------------
means; provided that it may do so in the Nikkei, in the    shall be electronic method; provided that it may do
-----                                                      --------------------------
event that the Company is unable to make electronic        so in the Nikkei, in the event that the Company is
                                    ---------------        unable to use electronic method due to accident or
announcements due to unforeseen circumstances or other               ----------------------------------------
-----------------------------------------------------      other unavoidable reasons.
unavoidable and valid reasons.                             -------------------------
------------------------------

Article 5.  (Total Number of Shares Authorized to be       Article 5.  (Total Number of Issuable Shares)
Issued)                      -----------------------                                    ---------------
------
       The total number of shares authorized to be                The total number of the Company's issuable
                           -----------------------                                    ----------------------
issued by the Company shall be two hundred and twenty      shares shall be two hundred and twenty million
---------------------                                      ------
million (220,000,000) shares; provided, however, that in   (220,000,000) shares.
                              --------------------------
the case of redemption of shares of the Company, the
----------------------------------------------------
corresponding amount of shares redeemed shall be
------------------------------------------------
decreased therefrom.
--------------------

Article 6.  (Acquisition of Treasury Shares)                                     (Deleted)
--------------------------------------------
       The Company may acquire treasury shares by
       ------------------------------------------
resolution of the Board of Directors pursuant to Article
--------------------------------------------------------
211-3, Paragraph 1, Clause 2 of the Commercial Code.
----------------------------------------------------

Article 7.  (Denomination of Share Certificates)           Article 6.  (Issuance  of Share  Certificates  and
        -    ----------------------------------                    -    -------------------------------------
       The denominations of the share certificates         Their Denominations)
issued by the Company shall be determined in accordance    -------------------
                               ----------
with the Share Handling Regulations to be prescribed by    1.     The Company shall issue share certificates
the Board of Directors.                                    -------------------------------------------------
                                                          representing its shares.
                                                           ----------------------
                                                           2.     The denominations of the share certificates
                                                           -
                                                           issued by the Company shall be determined in
                                                           accordance with the Share Handling Regulations to be
                                                           prescribed by the Board of Directors.

Article 8.  (Number of Shares and Not to Issue Share       Article 7.  (Number of Shares Constituting One Unit
        -                     ----------------                     -                     ---------------------
Certificates Constituting Less Than One Full Unit)         of Shares and Non-issuance of Share Certificates
                                                           -----------------------------
                                                           Constituting Less Than One Unit of Shares)

1.     The number of shares constituting one unit of       1.     The number of shares of the Company
                            ------------------------                                   --------------
shares of the Company shall be one hundred (100) shares.   constituting one unit of shares shall be one hundred
----------------------                                     -------------------------------
                                                           (100) shares.
2.     The Company shall not issue any certificate for     2.     Notwithstanding the provisions of the
                                       --------------             -------------------------------------
shares constituting less than one full unit of shares      preceding article, the Company shall not issue any
------                                                     -----------------
(hereinafter referred to as "shares constituting less      share certificates constituting less than one unit of
 ----------------------------------------------------      ------------------
than one full unit"), unless the Share Handling            shares, unless the Share Handling Regulations provide
-------------------                                        otherwise.
Regulations provide otherwise.


                   (Newly introduced)                      Article 8.  (Rights Concerning Shares Constituting
                                                           --------------------------------------------------
                                                           Less Than One Unit of Shares)
                                                           -----------------------------

                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
                                                                  Shareholders (including beneficial
                                                                  ----------------------------------
                                                           shareholders, hereinafter the same)  of the Company
                                                           ---------------------------------------------------
                                                           may not exercise his/her rights relating to the
                                                           -----------------------------------------------
                                                           shares constituting less than one unit of shares that
                                                           -----------------------------------------------------
                                                           such shareholder holds other than those rights listed
                                                           -----------------------------------------------------
                                                           below or specified in these Articles of Incorporation:
                                                           ------------------------------------------------------
                                                           (1) Each of the rights provided in Article 189
                                                           ----------------------------------------------
                                                           Paragraph 2 of the Company Law;
                                                           -------------------------------
                                                           (2) The right to make a request pursuant to the
                                                           -----------------------------------------------
                                                           provisions of Article 166, Paragraph 1 of the Company
                                                           -----------------------------------------------------
                                                           Law; and
                                                           --------
                                                           (3) The right to receive an allocation of offered
                                                           -------------------------------------------------
                                                           shares and offered stock acquisition rights pursuant
                                                           ----------------------------------------------------
                                                           to the number of shares held by the shareholder.
                                                           ------------------------------------------------

Article 9.  (Additional Sales of Shares Constituting       Article 9.  (Additional Purchases of Shares
                        -----                                                      ---------
Less Than One Full Unit)                                   Constituting Less Than One Unit of Shares)
              ----                                                                         ---------
       A holder of shares of the Company (including a             A shareholder of the Company may, pursuant to
       ------------------                 -----------             ------------                      -----------
beneficial holder of shares of the Company, hereinafter    the provisions of the Share Handling Regulations,
------------------------------------------------------     ---
each a "Shareholder") constituting less than one full      request that the Company sell to such shareholder the
--------------------  -------------------------------                                       ----------------
unit may, in accordance with provisions of the Share       number of shares that will constitute one unit of
----      -------------------                                                                             --
Handling Regulations, request the Company to sell to the   shares when added to the number of shares
                                                     ---  ------------------------------------
Shareholder the number of shares that will constitute      constituting less than one unit of shares held by
------------                                                                               -----------------
one full unit together with his/her shares constituting    him/her.
              ---------------------                        -------
less than one full unit.
              ----

Article 10. (Share Handling Regulations)                   Article 10. (Share Handling Regulations)
       The registration of transfer of shares, the                Matters related to the handling of shares of
       -------------------------------------------         the Company and fees therefor, other than those
registration on the Beneficial Shareholders' Register in                                  ----------------
--------------------------------------------------------   provided for in laws and regulations or in these
writing or digitally, the purchase and the additional      ------------------------------------------------
------------------------------------------------------     Articles of Incorporation, shall be governed by the
sales of shares constituting less than one full unit,      --------------------------
----------------------------------------------------       Share Handling Regulations to be prescribed by the
and other matters related to the handling of shares of     Board of Directors.
---------
the Company and fees therefor shall be governed by the
Share Handling Regulations to be prescribed by the Board
of Directors.

Article 11. (Transfer Agent)                               Article 11. (Share Registration Agent)
            ----------------                                            ------------------------
1.     The Company shall have a transfer agent for its     1.     The Company shall have a share registration
                                ----------------------                                   --------------------
shares.                                                    agent.
------                                                     -----
2.     The transfer agent and its handling office shall    2.     Share registration agent and the location of
       ------------------                                         ------------------------     ---------------
be appointed by resolution of the Board of Directors and   its handling office shall be determined by resolution
   ---------                                               -------------------          ----------
the public notice thereof shall be given.                  of the Board of Directors and the public notice
                                                           thereof shall be given.

3.     The Shareholders' Register of the Company           3.     Preparation of, and maintenance and other
       -----------------------------------------                  -----------------------------------------
(including the Beneficial Shareholders' Register of the    business concerning, the shareholders' register
-------------------------------------------------------    -----------------------------------------------
Company, hereinafter the "Shareholders' Register") and     (including beneficial shareholders' register,
------------------------------------------------------     ---------------------------------------------
the Register for Lost Share Certificates shall be kept     hereinafter the same), the register for stock
------------------------------------------------------
at the handling office of the transfer agent, and the      acquisition rights and the register for lost share
-----------------------------------------------------      --------------------------------------------------
                                                           certificates shall be commissioned to the share
                                                           -----------------------------------------------

                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
registration of transfer of shares, the registration on
-------------------------------------------------------
the Beneficial Shareholders' Register in writing or
---------------------------------------------------
digitally, the purchase and the additional sales of        registration agent and shall not be handled by the
---------------------------------------------------        ------------------
shares constituting less than one full unit, and other     Company.
------------------------------------------------------
matters related to shares shall be handled by the
-------------------------------------------------
transfer agent and shall not be handled by the Company.
--------------

Article 12. (Record Date)                                  Article 12. (Record Date)
1.     The Company shall deem the shareholders             1.     The Company shall deem the shareholders
registered on the last Shareholders' Register as of        registered on the last shareholders' register as of
March 31 of each year in writing or digitally as those     March 31 of each year in writing or digitally as
shareholders who are entitled to exercise their rights     those shareholders who are entitled to exercise their
at the Ordinary General Meeting of Shareholders            rights at the ordinary general meeting of
concerning the relevant account settlement date.           shareholders concerning the relevant fiscal year.
                        ------------------------                                                -----------
2.     In addition to the case provided for in the
preceding paragraph, whenever necessary, in accordance     2.     In addition to the case provided for in the
with a resolution of the Board of Directors and upon       preceding paragraph, whenever necessary, in
giving prior public notice, the Company may deem the       accordance with a resolution of the Board of
shareholders or the registered pledgees registered on      Directors and upon giving prior public notice, the
the last Shareholder's Register one certain date in        Company may deem the shareholders or the registered
                                ---                        pledgees of shares registered on the last
writing or digitally as those shareholders or the                      -----
registered pledgees who are entitled to exercise their     shareholders' register as of a certain date in
rights.                                                                           -------
                                                           writing or digitally as those shareholders or the
                                                           registered pledgees of shares who are entitled to
                                                                               ---------
                                                           exercise their rights.

Article 13. (Convocation of General Meeting of             Article 13. (Convocation of General Meeting of
Shareholders)                                              Shareholders)
1.                        (omitted)                        1.       (present provisions maintained)
2.     The General Meeting of Shareholders of the
-------------------------------------------------                                (Deleted)
Company shall be held at the location of the Head Office
--------------------------------------------------------
or at some place adjacent thereto, or in Tokyo.
-----------------------------------------------

                   (Newly introduced)                      Article 14. (Internet Disclosure and Deemed
                                                                     ---------------------------------
                                                           Provision of Reference Documents for General Meeting
                                                           ----------------------------------------------------
                                                           of Shareholders, etc.)
                                                           ----------------------
                                                                  The Company may, in connection with the
                                                                  ---------------------------------------
                                                           convocation of a general meeting of shareholders,
                                                           -------------------------------------------------
                                                           deem the information concerning matters to be stated
                                                           ----------------------------------------------------
                                                           or indicated on the reference documents for a general
                                                           -----------------------------------------------------
                                                           meeting of shareholders, business report, statement
                                                           ---------------------------------------------------
                                                           of accounts and consolidated statement of account to
                                                           ----------------------------------------------------
                                                           have been provided to the shareholders by disclosing
                                                           ----------------------------------------------------
                                                           such information through the Internet pursuant to the
                                                           -----------------------------------------------------
                                                           applicable rules and the Ministerial Ordinance of the
                                                           -----------------------------------------------------
                                                           Ministry of Justice.
                                                           --------------------

Article 14. (Convener and Chairman of General Meeting      Article 15. (Convener and Chairman of General
        --                                                         --
of Shareholders)                                           Meeting of Shareholders)
                        (omitted)                                     (present provisions maintained)


                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
Article 15. (Method of Resolution)                         Article 16. (Method of Resolution)
        --                                                         --
1.     Unless otherwise provided for by laws and           1.     Unless otherwise provided for by laws and
ordinances or by the Articles of Incorporation, the        regulations or by the Articles of Incorporation,
                                                ---        resolutions of general meetings of shareholders shall
resolution of the General Meeting of Shareholders shall    be adopted by a majority vote of the total voting
              ---                                          rights of the shareholders present at the meeting who
be adopted by a majority vote of the total voting rights                                                     ---
of the shareholders present at the meeting.                are entitled to exercise their voting rights.
                                                           --------------------------------------------
2.     Special resolutions of a General Meeting of         2.     Special resolutions of general meetings of
Shareholders set forth in Article 343 of the Commercial    shareholders set forth in Article 309, Paragraph 2 of
                          -----------------------------                              ---------------------------
Code shall be adopted by the affirmative vote of           the Company Law shall be adopted by the affirmative
----                                                       ---------------
two-thirds of the shares of voting stock represented in    vote of two-thirds of the total voting rights of
           --------------------------------------------                       -----------------------------
person or by proxy at the meeting, and a quorum for the    shareholders who are entitled to exercise their
---------------------------------                          -----------------------------------------------
meeting shall consist of Shareholders holding at least     voting rights, and a quorum for the meeting shall
              -------                                      -------------
one-third of all the shares of voting stock.               require the presence of shareholders holding at least
             ------------------------------                --------------------
                                                           one-third of the total voting rights.
                                                                            -------------------

Article 16. (Restriction on Voting by Proxy)               Article 17. (Restriction on Voting by Proxy)
        --                                                         --
1.     A shareholder may exercise his/her voting right     1.     A shareholder may exercise his/her voting
by entrusting other shareholder who is entitled to         right by entrusting one proxy, who shall be another
              ---------------------------------                                -------------------------------
exercise his/her voting right as his/her proxy.            shareholder, to exercise his/her voting rights.
                        -----------------------            -----------                             ------
2.         (omitted)                                       2.     (present provisions maintained)

Article 17. (Minutes of General Meeting of                 Article 18. (Minutes of General Meeting of
        --                                                         --
Shareholders)                                              Shareholders)
       The  substance  of  proceedings  of  the  General          A summary  of  proceedings,  results  and other
       --------------                                             ---------                    ------------------
Meeting of Shareholders and the results thereof shall be   matters  required by applicable  laws and  regulations
                        -----------------------            ------------------------------------------------------
recorded in the minutes in writing or digitally, and the   regarding a general meeting of  shareholders  shall be
                                                 -------   ---------
chairman  and the  Directors  present  shall affix their   recorded in the minutes in writing or digitally.
--------------------------------------------------------
names  and  seals   thereto  or  put  their   electronic
--------------------------------------------------------
signatures thereon.
------------------

                   (Newly introduced)                      Article 19. (Establishment of the Board of
                                                                   ----------------------------------
                                                           Directors)
                                                           ----------
                                                                   The  Company  shall  establish  the  Board of
                                                                   ---------------------------------------------
                                                           Directors.
                                                           ---------

Article 18. (Number of Directors)                          Article 20. (Number of Directors)
        --                                                         --
       The number of Directors of the Company shall be            The number of directors of the Company shall
ten (10) or less.                                          be no more than ten (10).
         -------                                              ------------

Article 19. (Election of Directors)                        Article 21. (Election of Directors)
        --                                                         --
1.              (omitted)                                  1.     (present provisions maintained)
2.     For the election of Directors,  the attendance of   2.     A  resolution to elect a director shall be made
       -------------------------------------------------          -----------------------------------------------
the shareholders  holding one third (1/3) or more of the   at  a  meeting  at  which  the  shareholders   holding
                                                           -------------------------
voting  rights  of  the  total   shareholders  shall  be   one-third  (1/3) or more of the  voting  rights of all
                    ------------------------------------
required,  and the  resolution  shall  be  adopted  by a   shareholders who are entitled to exercise their voting
------------------------------                                          -----------------------------------------
majority of votes thereof.                                 rights,  and shall be adopted  by a majority  of votes
                                                           ------ -----
                                                           thereof.

3.              (omitted)                                  3.     (present provisions maintained)


                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
Article 20. (Term of Office of Director)                   Article 22. (Term of Office of Directors)
        --                                                         --
1.     The term of office of a Director shall expire at    1.     The term of office of a director shall expire
the conclusion of the Ordinary General Meeting of          at the close of the ordinary general meeting of
    ----------                                                    ------
Shareholders held with respect to the last account         shareholders pertaining to the last fiscal year
             -----------------             -------                      -----------            -----------
settlement date within two (2) years after their           ending within one (1) year after appointment.
---------------                                            ------                           -----------
assumption of office.
--------------------
2.     The term of office of a Director elected to fill                          (deleted)
-------------------------------------------------------
a vacancy or due to an increase in number of Directors
------------------------------------------------------
shall be the same as the remaining term of the other
----------------------------------------------------
Directors then in office.
-------------------------
Article 21. (Representative Director and Director          Article 23. (Representative Directors and
        --                                                         --                          -
with Titles)                                               Directors with Titles)
1.       The Board of Directors shall by its resolution    1.     The Board of Directors shall by its resolution
appoint one or more Representative Directors.              elect one or more representative directors.
-------                                                    -----
2.       The  Board of  Directors  may by its  resolution  2.     The Board of Directors may by its resolution
elect a Chairman of the Board and a Vice  Chairmen of the  elect a Chairman of the Board and a Vice Chairmen of
Board.                                                     the Board.

Article 22. (Convocation Notice and Resolutions of the     Article 24. (Convocation  Notice and  Resolutions of
        --                                                         --
Board of Directors)                                        the Board of Directors)
1.                    (omitted)                            1.      (present provisions maintained)
2.                    (omitted)                            2.      (present provisions maintained)
3.                    (omitted)                            3.      (present provisions maintained)
                   (Newly introduced)                      4.      If a director submits a proposal to
                                                           -------------------------------------------
                                                           resolve a matter that is subject to resolution by the
                                                           -----------------------------------------------------
                                                           Board of Directors and if all the directors (limited
                                                           ----------------------------------------------------
                                                           to those directors who are entitled to participate in
                                                           -----------------------------------------------------
                                                           the resolution of such matter) consent to such
                                                           ----------------------------------------------
                                                           proposal in writing or digitally (except when any
                                                           -------------------------------------------------
                                                           corporate auditor objects such proposal), the Company
                                                           -----------------------------------------------------
                                                           shall deem that there was a resolution by the Board
                                                           ---------------------------------------------------
                                                           of Directors adopting such proposal.
                                                           ------------------------------------

Article 23. (Regulations of the Board of Directors)        Article 25. (Regulations of the Board of Directors)
        --             (omitted)                                   --  (present provisions maintained)

Article 24. (Minutes of Meeting of the Board of            Article 26. (Minutes  of  Meeting  of the  Board of
        --                                                         --
Directors)                                                 Directors)
       The  substance  of  proceedings  of the meeting of         A summary of proceedings, results and other
       --------------                      ---                    ----------                -----------------
the Board of Directors  and the results  thereof shall be  matters required by laws and regulations regarding a
                        -------------------------          ----------------------------------------------------
recorded in the minutes in writing or digitally,  and the  meeting of the Board of Directors shall be recorded
Directors  and  the  Corporate  Auditors  present  at the  in the minutes in writing or digitally, and the meeting  shall affix their names and seals thereto or put  directors and corporate auditors present at the
their electronic signatures thereon.                       meeting shall affix their names and seals thereto or
                                                           put their electronic signatures thereon.

Article 25. (Remuneration of Directors)                    Article 27. (Remuneration, etc. of Directors)
        --                                                         --                 ----
       The amount of remuneration and that of retirement          Remuneration, bonuses and other financial
       -------------              ----------------------                        ---------------------------
allowance       to       Directors        shall       be   interests received by directors from the Company
-------------------------                                  ------------------------------------------------





                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
determined at the General Meeting of Shareholders.         as compensation for undertaking their functions
                                                           -----------------------------------------------
                                                           ("Remuneration, etc.") shall be determined at a
                                                           ----------------------
                                                           general meeting of shareholders.


Article 26. (Exemption of Directors' Liabilities)          Article 28. (Exemption of Directors' Liabilities)
        --                                                         --
       Pursuant  to  Article  266,  Paragraph  12 of  the  1.     Pursuant to the provisions of Article 426,
                                                                              -----------------------------
Commercial  Code and to the extent  permitted  by law and  Paragraph 1 of the Company Law and to the extent regulations,  the Company may, by resolution of the Board  ------------------------------
of  Directors,  exempt the  liabilities  of its Directors  permitted by laws and regulations, the Company may,
(including  persons  who have  previously  served  as the  by resolution of the Board of Directors, exempt
Company's  Directors)  with  respect  to  acts  described  liabilities of its directors (including persons who
under Paragraph 1, Clause 5 of the said Article.           have previously served as the Company's directors)
                                                           for failing to perform their duties.
                                                           ------------------------------------
                   (Newly introduced)                      2.     Pursuant to the provisions of Article 427,
                                                           -------------------------------------------------
                                                           Paragraph 1 of the Company Law, the Company may enter
                                                           -----------------------------------------------------
                                                           into contracts with its outside directors to limit
                                                           --------------------------------------------------
                                                           their liabilities for a failure to perform their
                                                           ------------------------------------------------
                                                           duties, provided that the maximum amount of
                                                           -------------------------------------------
                                                           liabilities under such contracts shall be the total
                                                           ---------------------------------------------------
                                                           of the amounts provided in each item of Article 425,
                                                           ----------------------------------------------------
                                                           Paragraph 1 of the Company Law.
                                                           -------------------------------

Article 27. (Counselors and Advisors)                      Article 29. (Counselors and Advisors)
        --                                                         --
                        (omitted)                                     (present provisions maintained)

                   (Newly introduced)                      Article 30. (Corporate  Auditors  and the Board of
                                                           --------------------------------------------------
                                                           Corporate Auditors)
                                                           -------------------
                                                                   The Company shall have corporate auditors and
                                                                   ---------------------------------------------
                                                           the Board of Corporate Auditors.
                                                           --------------------------------
Article 28. (Number of Corporate Auditors)                 Article 31. (Number of Corporate Auditors)
        --                                                         --
       The number of  Corporate  Auditors  of the Company          The  number  of  corporate   auditors  of  the
shall be four (4) or less.                                 Company shall be no more than five (5).
         ----------------                                                   ------------ -------

Article 29. (Election of Corporate Auditors)               Article 32. (Election of Corporate Auditors)
        --                                                         --
1.          (omitted)                                      1.       (present provisions maintained)
2.       For the election of Corporate Auditors, the       2.       A  resolution  to elect a  corporate  auditor
         -------------------------------------------                ---------------------------------------------
attendance of shareholders holding not less than one       shall be made at a meeting  at which the  shareholders
-------------                                              -------------------------------------
third (1/3) of the voting rights of the total              holding  one-third  (1/3) or more of the voting rights
                                    ---------
shareholders shall be required, and the resolution shall   of the total shareholders who are entitled to exercise
--------------------------------------------------                                   ----------------------------
be adopted by a majority of votes thereof.                 their  voting  rights,  and  shall  be  adopted  by  a
                                                           ---------------------------
                                                           majority of votes thereof.


Article 30. (Term of Office of Corporate Auditors)         Article 33. (Term of Office of Corporate Auditors)
        --                                                         --
1.       The term of office of Corporate Auditors shall    1.     The term of office of a corporate auditor
expire at the conclusion of the Ordinary General Meeting   shall expire at the close of the ordinary general
              -----------                                  meeting of shareholders pertaining to the last fiscal
of Shareholders held with respect to the last account                              -------------          ------
                --------------------          -------      year ending within four (4) years after his/her
settlement date within four (4) years after their          -----------                             -------
---------------                             -----          appointment.
assumption of office.                                      ------------
--------------------
2.       The term of office of a Corporate Auditor         2.     The term of office of a corporate auditor
elected to fill a vacancy of another Corporate Auditor     elected to fill a vacancy of another corporate
who has retired before his/her term of                     auditor, who has retired before such another
                                                                                           ------------

                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
office expires, shall be the same as the remaining term    corporate auditor term of office expires, shall be
                         ------------------------------    -----------------
of office of the retired Corporate Auditor.                until the term of office of such predecessor would
------------------------------------------                 --------------------------------------------------
                                                           expire.
                                                           ------

Article 31. (Standing Corporate Auditor)                   Article 34. (Standing Corporate Auditor(s))
        --                                                 ----------
       Corporate Auditors shall by their mutual vote             The Board of  Corporate  Auditors  shall by its
       ------------------       --------------------             -----------------------------------------------
appoint Standing Corporate Auditor(s).                     resolution elect standing corporate auditor(s).
-------                                                    ----------------

Article 32. (Convocation   Notice   of  the  Board  of     Article 35. (Convocation  Notice  of the  Board  of
        --                                                         --
Corporate Auditors and Resolution Thereof)                 Corporate Auditors and Resolution Thereof)
and                                                        and
Article  33.  (Regulations  of  the  Board  of  Corporate  Article 36. (Regulations  of the Board of Corporate
         --                                                        --
Auditors)                                                  Auditors)
                        (omitted)                                     (present provisions maintained)

Article 34. (Minutes   of  Meeting  of  the  Board  of     Article 37. (Minutes  of  Meeting  of the  Board of
        --                                                         --
Corporate Auditors)                                        Corporate Auditors)
       The  substance  of  proceedings  of the meeting of         A summary of proceedings, results and other
       ---------------                     ---                    ---------                 -----------------
the Board of Corporate  Auditors and the results  thereof  matters required by applicable laws and regulations
                                 ------------------------  ---------------------------------------------------
shall  be   recorded   in  the   minutes  in  writing  or  regarding a meeting of the Board of Corporate digitally,  and the  Corporate  Auditors  present  at the  ---------
meeting  shall affix their names and seals thereto or put  Auditors shall be recorded in the minutes in writing
their electronic signatures thereon.                       or digitally, and the corporate auditors present at
                                                           the meeting shall affix their names and seals thereto
                                                           or put their electronic signatures thereon.

Article 35. (Remuneration of Corporate Auditors)           Article 38. (Remuneration, etc. of Corporate Auditors)
        --                                                         --                 ----
       The amount of remuneration  and that of retirement         Remuneration, etc. of corporate auditors shall
       -------------               ----------------------         ---------------------
allowance to Corporate  Auditors  shall be  determined at  be determined at a general meeting of shareholders.
------------
the General Meeting of Shareholders.

Article 36. (Exemption of Corporate Auditors'              Article 39. (Exemption of Corporate Auditors'
        --                                                         --
Liabilities)                                               Liabilities)
       Pursuant to Article 280, Paragraph 1 of the         1.     Pursuant to the provisions of Article 426,
                   -------------------------------                                              -----------
Commercial Code and to the extent permitted by law and     Paragraph 1 of the Company Law and to the extent
---------------                                            ------------------------------
regulations, the Company may, by resolution of the Board   permitted by laws and regulations, the Company may,
of Directors, exempt the liabilities of its Corporate      by resolution of the Board of Directors, exempt the
Auditors (including persons who have previously served     liabilities of its corporate auditors (including
as the company's Corporate Auditors).                      persons who have previously served as the Company's
                                                           corporate auditors) for failing to perform their
                   (Newly introduced)                                          ----------------------------
                                                           duties.
                                                           -------
                                                           2.     Pursuant to the provisions of Article 427,
                                                           -------------------------------------------------
                                                           Paragraph 1 of the Company Law, the Company may enter
                                                           -----------------------------------------------------
                                                           into contracts with its outside corporate auditors to
                                                           -----------------------------------------------------
                                                           limit their liabilities for a failure to perform
                                                           ------------------------------------------------
                                                           their duties, provided that the maximum amount of
                                                           -------------------------------------------------
                                                           liabilities under such contracts shall be the total
                                                           ----------------------------------------------------
                                                           of the amounts provided in each item of Article 425,
                                                           ---------------------------------------------------
                                                           Paragraph 1 of the Company law.
                                                           -------------------------------


                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
                                                           CHAPTER VI.  ACCOUNTING AUDITOR(S)
                                                           ----------------------------------
                   (Newly introduced)                      Article 40.    (Accounting Auditor(s))
                                                           -------------------------------------
                                                                  The Company shall have accounting auditor(s).
                                                                  --------------------------------------------

        CHAPTER VI.  ACCOUNTING                            CHAPTER VII.  ACCOUNTING
                --                                                 ---
Article 37. (Business Year)                                Article 41. (Fiscal Year)
        --   --------                                              --   ------
       The business year of the Company shall be one (1)          The fiscal year of the Company shall be one
           --------                                                   ------
year  starting from  April 1 of each year and  ending on   (1) year starting from April 1 of each year and
March 31 of the following  year and the last day of each   ending on March 31 of the following year.
                                ------------------------
business year shall be the account settlement date.
--------------------------------------------------

                   (Newly introduced)                      Article 42. (Organ  to  Decide   Distribution  of
                                                           -------------------------------------------------
                                                           Retained Earnings, etc.)
                                                           ------------------------
                                                                  Unless otherwise provided for in laws and
                                                                  -----------------------------------------
                                                           regulations, the Board of Directors may, by its
                                                           -----------------------------------------------
                                                           resolution, decide the matters, such as distribution
                                                           ----------------------------------------------------
                                                           of retained earnings, that are provided in each item
                                                           ----------------------------------------------------
                                                           of Article 459, Paragraph 1 of the Company Law.
                                                           -----------------------------------------------

Article 38. (Dividends)                                    Article 43. (Record  Date  for   Distribution  of
        --                                                 -------------------------------------------------
                                                           Surplus)
                                                           --------
       Dividends  of the  Company  shall be paid  to the       1.     The record date for the distribution of
       -------------------------------------------------   ----------------------------------------------
shareholders or  registered  pledgees  registered on the   fiscal-year-end dividends of the Company shall be
--------------------------------------------------------   -------------------------------------------------
last Shareholders' Register as of March 31, of each year   March 31 of each year.
--------------------------------------------------------   ----------------------
in writing or digitally.
-----------------------
                   (Newly introduced)                      2.     The record date for the distribution of an
                                                           -------------------------------------------------
                                                           interim dividend of the Company shall be September 30
                                                           -----------------------------------------------------
                                                           of each year.
                                                           -------------
                   (Newly introduced)                      3.     In addition to the record dates set forth in
                                                           ---------------------------------------------------
                                                           the preceding two paragraphs, the Company may
                                                           ---------------------------------------------
                                                           distribute retained earnings by setting a record date.
                                                           ------------------------------------------------------
Article 39. (Interim Dividends)                                                  (Deleted)
-------------------------------
       The Company  may, by  resolution  of the Board of
       -------------------------------------------------
Directors,  make such cash  distribution as provided for
--------------------------------------------------------
in Article  293-5 of the  Commercial  Code  (hereinafter
--------------------------------------------------------
called  "interim  dividends")  to  the  shareholders  or
--------------------------------------------------------
registered pledgees registered on the last Shareholders'
--------------------------------------------------------
Register as of September  30, of each year in writing or
--------------------------------------------------------
digitally.
----------

Article 40. (Effective Period for Dividend Payment)        Article 44. (Expiration for Dividend Payment)
        --             ------                                      --   ----------
       If the dividends or interim  dividends should not          If the asset to be distributed as dividends is
          ----------------------------------------------          ----------------------------------------------
be received  within three (3) years after the commencing   cash and if such cash is not received within three
--                                            ----------   --------    ----------------
date  of  the  payment  thereof,  the  Company shall  be   (3) years after the date on which the Company
---------------                                                                -------------------------
released from the obligation to make such payment.         commenced payment thereof, the Company shall be
                                                           ----------
                                                           released from the obligation to make such payment.


                                                                                         (Changes are underlined.)
---------------------------------------------------------- -------------------------------------------------------
                    Before Amendment                                          After Amendment
---------------------------------------------------------- -------------------------------------------------------
                   (Newly introduced)                      (Supplementary Provisions)
                                                           --------------------------
                                                           1.     Notwithstanding the provisions of Article 22
                                                           ---------------------------------------------------
                                                           (Term of Office of Directors), the term of office of
                                                           ----------------------------------------------------
                                                           the directors elected at the 63rd ordinary general
                                                           --------------------------------------------------
                                                           meeting of shareholders held on June 28, 2005 shall
                                                           ---------------------------------------------------
                                                           expire at the close of the 65th ordinary general
                                                           ------------------------------------------------
                                                           meeting of shareholders to be held in 2007.  This
                                                           -------------------------------------------------
                                                           supplementary provision shall be deleted as of the
                                                           --------------------------------------------------
                                                           close of the 65th ordinary general meeting of
                                                           ---------------------------------------------
                                                           shareholders to be held in 2007.
                                                           --------------------------------
---------------------------------------------------------- -------------------------------------------------------


The following has been decided by resolution at the special meeting of the board subsequent to the shareholders' meeting and at the meeting of the corporate auditors:

[Board of Directors and Corporate Auditors]

      Shimpei Takeshita, Chairman of the Board

      Toshio Maruyama, Representative Board Director

      Hiroshi Oura, Board Director and Senior Executive Advisor

      Naoyuki Akikusa, Board Director (newly elected)

      Yasushige Hagio, Board Director (newly elected)

      Junji Nishiura, Board Director

      Hiroji Agata, Board Director

      Takashi Tokuno, Board Director

      Hitoshi Owada, Board Director

      Noboru Yamaguchi, Standing Corporate Auditor

      Tadahiko Hirano, Standing Corporate Auditor

      Takashi Takaya, Corporate Auditor

      Megumi Yamamuro, Corporate Auditor (newly elected)



[Executive Officers]

      Toshio Maruyama, President and CEO

      Junji Nishiura, Senior Executive Officer

      Hiroji Agata, Senior Executive Officer

      Takashi Tokuno, Senior Executive Officer (promoted)

      Hitoshi Owada, Managing Executive Officer

      Yuri Morita, Managing Executive Officer

      Jiro Katoh, Managing Executive Officer

      Takao Tadokoro, Managing Executive Officer

      Hiroyasu Sawai, Managing Executive Officer

      Hiroshi Tsukahara, Managing Executive Officer

      Masao Shimizu, Executive Officer

      Masao Araki, Executive Officer

      Yuichi Kurita, Executive Officer

      Yoshiro Yagi, Executive Officer

      Hideaki Imada, Executive Officer

      Shinichiro Umeda, Executive Officer

      Akira Hatakeyama, Executive Officer

      Yasuhiro Kawata, Executive Officer

      Takashi Sugiura, Executive Officer

      Shinichiro Kuroe, Executive Officer

      Takashi Sekino, Executive Officer (newly elected)

      Hiroshi Nakamura, Executive Officer (newly elected)

      Yoshiaki Yoshida, Executive Officer (newly elected)

|X|  The payment of dividends for the 64th Fiscal Year

     Dividends for the 64th Fiscal Year can be received by presenting the enclosed Notice of Postal Transfer at a nearby post office during the payment period (from June 28, 2006 to July 31, 2006).

     Shareholders who have elected to use bank transfer will find enclosed Dividends Statement and Confirmation of Transfer Account.

|X| We provide voice streaming of this general meeting of shareholders (solely with respect to the matters reported) on the Company's website beginning today.